SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                    FORM 11-K

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[ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

                    For the fiscal year ended June 30, 2000


                                       OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

For the transition period from                  to
                                    -----------   ------------

Commission file number 0-24040
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                      PENN FEDERAL SAVINGS BANK 401(k) PLAN


                        PennFed Financial Services, Inc.
                              622 Eagle Rock Avenue
                       West Orange, New Jersey 07052-2989

PENN FEDERAL SAVINGS BANK 401(k) PLAN

TABLE OF CONTENTS
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                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL  STATEMENTS  AS OF JUNE 30,  2000 AND
1999 AND FOR THE YEAR ENDED JUNE 30, 2000:

   Statements of Net Assets Available for Benefits                            2

   Statement of Changes in Net Assets Available for Benefits                  3

   Notes to Financial Statements                                             4-7

SUPPLEMENTAL SCHEDULE

   Schedule of Assets Held for Investment Purposes at End of Year             8

Supplemental Schedules not included herein are omitted due to the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


Penn Federal Savings Bank
401(k) Plan Trustees
West Orange, New Jersey

We have audited the accompanying statements of net assets available for benefits of Penn Federal Savings Bank 401(k) Plan (the "Plan") as of June 30, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended June 30, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2000 and 1999, and the changes in net assets available for benefits for the year ended June 30, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of Plan management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





December 20, 2000

PENN FEDERAL SAVINGS BANK 401(k) PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2000 AND 1999
--------------------------------------------------------------------------------

                                                2000                 1999
ASSETS:


  Investments, at fair value                  $4,445,614          $4,086,655
  Participant loans receivable                    68,266              75,773

  Contributions receivable:
    Employer contribution                        103,572                  --
    Participant contributions                     53,172                  --
                                              ----------          ----------
      Total contributions receivable             156,744                  --

  Other accrued income                                75                  41
                                              ----------          ----------

NET ASSETS AVAILABLE FOR BENEFITS             $4,670,699          $4,162,469
                                              ==========          ==========


The accompanying notes are an integral part of these financial statements.

PENN FEDERAL SAVINGS BANK 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED JUNE 30, 2000
--------------------------------------------------------------------------------


NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS:
  Additions to fund:
    Employer's contributions                                  $   103,572
    Participants' contributions                                   442,929
                                                              -----------

           Total contributions                                    546,501

    Interest income                                                 6,146
    Investment  income                                            272,666
    Net depreciation in fair value of investments                 (18,816)
                                                              -----------

          Total additions                                         806,497
                                                              -----------

  Deductions from fund:
    Payments to participants                                     (298,267)
                                                              -----------

          Total deductions                                       (298,267)
                                                              -----------

NET INCREASE                                                      508,230

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR            4,162,469
                                                              -----------

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                $ 4,670,699
                                                              ===========

PENN FEDERAL SAVINGS BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


A.     PLAN DESCRIPTION

       The following description of the Penn Federal Savings Bank 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       1. Plan Agreement - The Plan was established January 1, 1990 as a defined contribution plan. Employees become eligible to participate in the Plan on January 1, April 1, July 1, or October 1, immediately after obtaining age twenty and one-half and completing three months of service, working 1,000 hours at Penn Federal Savings Bank (the "Bank").

       2.    Contributions

              (a) Salary Deferral Contributions - An eligible employee may elect to have a percentage of compensation contributed to this Plan on a pre-tax salary reduction basis. A participant may elect to defer between 1% and 15% of their compensation under a Salary Reduction Agreement to the Plan. Additionally, participants may contribute an amount not to exceed 10% of compensation on an after tax basis and may allocate their contributions to eight different investment funds and to the common stock of PennFed Financial Services, Inc. In no event can the total amount deferred exceed $10,000 (adjusted annually).

              (b) Matching Employer Contributions - Pursuant to an amendment approved by the Bank's Board of Directors, the employer matching contribution is a discretionary matching contribution that varies between 25% and 100% of the participant's contribution (subject to certain limitations) depending on the Bank's financial performance.

              (c) Vesting - Participants are always vested with respect to their contributions plus actual earnings thereon. Vesting with respect to the Bank's contributions is 20% per year of service and 100% vesting after 5 years.

       Effective October 1, 1991, a resolution of the Board of Directors was passed allowing nondiscriminatory participant loans from the Plan. Loans are made for hardship situations only. Each loan must be adequately secured and the loan repayment must be made before any distribution of retirement benefits.

B.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Basis of Presentation - The financial statements of the Plan are presented on the accrual basis of accounting.

       Investment Valuation and Income Recognition - Investments in mutual funds consisting of the Basic Value Fund, Capital Fund, CMA Money Fund, Corporate Intermediate Bond Fund, Global Allocation Fund, Growth Fund for Investment and Retirement and Ready Asset Trust Fund were managed by Merrill Lynch. Investments in mutual funds consisting of the MFS Emerging Growth Fund and Massachusetts Investors Trust Fund were managed by Massachusetts Financial Services Company ("MFS"). Investments in PennFed Financial Services, Inc. common stock are recorded at market value as determined by quoted market prices.

       Purchases and sales of securities are recorded as of the settlement date. There were no material unsettled trades at June 30, 2000 or 1999. Interest income is recorded on the accrual basis. Participant loans receivable are valued at cost which approximates fair value.

       Participant Accounts - Under the trusteeship of Merrill Lynch Trust Company participants may designate their contributions to be invested in any of the following eight funds and common stock:

       1.    Basic Value Fund - The investment  objective of the Fund is to seek
             capital   appreciation  and,   secondarily,   income  by  investing
             primarily in equity securities.

       2. Capital Fund - The investment objective of the Fund is to maximize total investment return by shifting emphasis among equity, debt and convertible securities.

       3. Corporate Intermediate Bond Fund - The investment objective of the Fund is to seek current income. The Fund anticipates that under normal circumstances, the majority of its assets will be invested in fixed-income securities, including convertible and nonconvertible debt securities and preferred stock.

       4. Global Allocation Fund - The investment objective of the Fund is to seek a high total investment return utilizing United States and foreign equity, debt and money market securities; the combination of which will vary from time to time both with respect to types of securities and markets in response to changing market and economic trends.

       5. Growth Fund for Investment and Retirement - The investment objectives of the Fund are to seek growth of capital and, secondarily, income by investing in a diversified portfolio of equity securities.

       6. Ready Assets Trust Fund - The investment objectives of the Fund are to seek preservation of capital, liquidity and current income by investing in a diversified portfolio of short-term money market securities.

       7. MFS Emerging Growth Fund - The investment objective of the Fund is to seek long-term growth of capital by investing primarily in common stock (available to participants as of September 22, 1998).

       8. Massachusetts Investors Trust Fund -The investment objective of the Fund is to seek current income and long-term growth of capital and income by investing primarily in common stock and convertibles (available to participants as of September 22, 1998).

       9. PennFed Financial Services, Inc. Common Stock - Allows the participants in the Plan to direct the investment of all or a portion of the assets in their Plan accounts to the common stock of PennFed Financial Services, Inc. (the holding company for Penn Federal Savings Bank).

       Benefit Payments - Participants or their designated beneficiary, may elect to receive benefit distributions in either one lump-sum payment; or equal monthly, quarterly, or semi-annual installments, equal to the total value of their separate accounts upon termination of employment, disability or death. If the election is in installments, the account will either be segregated and separately invested by the trustees, or invested in a nontransferable annuity policy.

       During employment and in the event of financial hardship, participants may request payments of their account value; however, this distribution cannot exceed the amount required to relieve the hardship. Such payment is subject to approval by the Plan administrator.

       Benefits Payable - Net assets available for benefits included benefits of $440,352 and $574,655 due to participants who have withdrawn from participation in the Plan, but were not yet paid as of June 30, 2000 and 1999, respectively.

       Administrative Expenses - The Bank has elected to pay administrative expenses on behalf of the Plan.

       Forfeitures - Forfeitures (the portions of terminated participants' accounts in which they did not have a vested interest) are used to reduce future Bank contributions.

C.     INVESTMENTS

       The Plan's investments are held in a trust fund. The following table presents investments. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

                                                                  June 30
                                                           2000           1999

       Investments at Fair Value as Determined
         by Quoted Market Price:
         Growth Fund for Investment and Retirement      $1,144,551     $ 811,473
         Global Allocation Fund                            789,836       737,335
         Basic Value Fund                                  921,025     1,018,547
         Capital Fund                                      543,548       587,642
         Corporate Intermediate Bond Fund                  303,695       311,025
         Ready Asset Trust Fund                            279,718       283,243
         PennFed Financial Services, Inc. Stock            290,092       282,225
         Other Mutual Funds                                173,149        55,165
                                                        ----------   -----------

                  Total investments                     $4,445,614    $4,086,655
                                                       ===========   ===========


       During the year ended June 30, 2000, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value by $18,816 as follows:

       Investments at Fair Value as Determined by
         Quoted Market Price:
         Mutual funds                                        $ 9,033
         Common stock                                        (27,849)
                                                             --------

                      Net change in fair value             $ (18,816)
                                                           ==========

D.     PLAN TERMINATION

       Although it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, all participants automatically become 100% vested in their accounts.

E.     INVESTMENT INCOME

       The Plan is valued at least quarterly and participants' accounts are credited with a proportional share of investment income. Additionally, investments are priced daily.

F.     TAX STATUS

       The sponsor adopted a non-standardized prototype plan which received an Internal Revenue Service opinion letter dated June 29, 1993 and the
       Internal Revenue Service has determined and informed the Company by letter dated December 7, 1995 that the Plan, as adopted, and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("the Code"). The Plan has since been amended, however, the Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                     ******

PENN FEDERAL SAVINGS BANK 401(k) PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT END OF YEAR
--------------------------------------------------------------------------------


                                                                  Number         Current
                    Description                                  of Units         Value
                    -----------                                  --------         -----
Investments managed by Merrill Lynch Trust Company:
  Mutual Funds and Equity:
    MFS Emerging Growth Fund                                      2,084.955    $  144,320
    MFS Massachusetts Investors Trust Fund                        1,376.728        28,829
    Merrill Lynch Growth Fund for Investment and Retirement      40,131.514     1,144,551
    Merrill Lynch Global Allocation Fund                         54,546.679       789,836
    Merrill Lynch Basic Value Fund                               24,899.298       921,025
    Merrill Lynch Capital Fund                                   16,948.810       543,548
    Merrill Lynch Corporate Intermediate Bond Fund               28,145.944       303,695
    Merrill Lynch Ready Asset Trust Fund                        279,718.060       279,718
  PennFed Financial Services, Inc. Stock                         20,537.458       290,092
                                                                               ----------
                                                                                4,445,614
Personal loans with interest rates of
  9 3/4% to 11%, with due dates ranging from
  2000 to 2026                                                                     68,266
                                                                               ----------

                                                                               $4,513,880
                                                                               ==========

                 EXHIBIT INDEX

Exhibit
Number
------
  23             Consent of Deloitte & Touche LLP